UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-16091

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

PolyOne Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PolyOne Corporation

33587 Walker Rd.

Avon Lake, Ohio 44012

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the PolyOne Retirement Savings Plan, prepared in accordance with the financial reporting requirements of ERISA, are being filed herewith:

Page No. (in this Report)
Audited Financial Statements and Supplemental Schedules, December 31, 2011 and 2010 with Report of Independent Registered Public Accounting Firm	1

The following exhibits are being filed herewith:

23.1 Consent of Plante & Moran, PLLC

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2012	POLYONE RETIREMENT SAVINGS PLAN

By: PolyOne Corporation Retirement Plan Committee

	By:	/s/ Kenneth M. Smith
Kenneth M. Smith
Senior Vice President, Chief Information and Human Resources Officer

PolyOne Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm

The PolyOne Corporation

Retirement Plan Committee

We have audited the accompanying statement of net assets available for benefits of the PolyOne Retirement Savings Plan (the “Plan”) as of December 31, 2011 and December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and December 31, 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Cleveland, Ohio

June 19, 2012

PolyOne Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets

Investments, at fair value	$338,495,761	$340,147,976
Contribution receivable	229,026	264,182
Participant notes receivable	10,312,011	9,968,318

Net assets available for benefits, with investments at fair value	349,036,798	350,380,476

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	794,144	775,458

Net assets available for benefits	$349,830,942	$351,155,934

PolyOne Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011
Additions
Interest and dividend income	$7,359,482

Contributions
Participant	12,155,490
Employer	10,424,759
Rollover	1,764,876
Other	261,674
Interest on participant notes receivable	475,907

Total Additions	32,442,188

Deductions
Benefits paid directly to participants	21,664,644
Net realized and unrealized losses in fair value of investments	11,790,233
Administrative expenses	309,814
Other	2,489

Total Deductions	33,767,180

Net decrease	(1,324,992)

Net Assets Available for Benefits
Beginning of year	351,155,934

End of year	$349,830,942

PolyOne Retirement Savings Plan

Notes to Financial Statements

1. Summary Description of the Plan

General

The PolyOne Retirement Savings Plan (the Plan) is a defined contribution plan that covers all employees of the Company, other than leased employees, nonresident aliens, other employees regularly employed outside of the United States, and persons classified by the Company as anything other than employees (even if that classification is later changed). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following summary description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

The Plan is sponsored by PolyOne Corporation (the Company or Plan Sponsor) and is administered by the PolyOne Corporation Retirement Plan Committee (the Retirement Plan Committee).

Contributions

Employee

Participants may elect a bi-weekly payroll deduction from 1% to 50% of eligible earnings. The Retirement Plan Committee has the authority at its discretion to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan.

The Plan offers participants the choice of two savings options: an after-tax savings option and a pretax savings option. Participants may elect to participate in either or both of the savings options. Under both savings options, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.

Employer

The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible compensation deferred. For each payroll period, the Company intends to make a retirement contribution for each participant equal to no less than 2% of eligible earnings. Both the employer matching contributions and the 2% retirement contributions follow the participants’ investment elections.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code, provided certain conditions are met.

Forfeiture accounts in the Plan total approximately $81,380 and $51,930 at December 31, 2011 and 2010, respectively, and are held in the NYL Insurance Company’s Pooled Separate Account (Anchor Account). The balance in these accounts will be used to fund future Company contributions. Forfeitures used to offset Company contributions totaled $60,246 during the period ended December 31, 2011.

During 2007, the Company was untimely in remitting certain participant contributions. The Company remitted the delinquent participant contributions to the Plan during 2007 and contributed lost earnings of $171 to the Plan during 2011.

Vesting

Participant contributions and Company matching contributions are fully vested immediately. Company retirement contributions are 100% vested after three years of service.

Participant Notes Receivable

Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding amounts relating to prior discretionary profit sharing contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service requirements. The Plan provides that loan amounts must be a minimum of $1,000. The notes receivable are collateralized by the participant’s vested account balance. Interest is charged to the borrower at the trustee’s prime rate plus 1%. Payments on notes receivable are made through payroll deductions and must be repaid within five years (personal loans) or five to fifteen years (primary residence loans).

Plan Withdrawals and Distributions

Active participants may make hardship withdrawals from their salary deferral and rollover account. Age-based in-service withdrawals are available from the participant’s vested account balance.

Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested portion of Company matching, retirement, and discretionary contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants, or a joint and 50% or 100% survivor annuity with the participant’s spouse as the joint annuitant for married participants if these options were available under their previous plan.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.

Administrative Expenses

The Plan has entered into agreements with certain service providers for the Plan to receive certain fee rebates which are generally used to pay administrative expenses of the Plan. Participants are charged investment management fees, which are allocated to participant accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded when paid.

Participant Notes Receivable

Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Valuation of Investments

Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. See Note 4 for further discussion and disclosures related to fair value measurements.

The Anchor Account comprises the New York Life Insurance Company’s Pooled Separate Account at December 31, 2011 and 2010. The Anchor Account is a pooled separate account made available to participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive, meaning it provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. The investment contract is recorded at fair value (see Note 4); however, since the contract is benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investment at contract value. Contract value is the relevant measurement attributable to benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the benefit-responsive investment contract represents contributions and reinvested income, less any withdrawals plus accrued interest.

Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The Company does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

3. Investments

The fair value (except as noted below) of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2011	2010
Anchor Account *	$77,101,360	$68,022,656
PolyOne Corporation Common Stock	45,389,329	48,889,644
PIMCO Total Return Fund	31,822,882	31,096,548
Vanguard Institutional Index	37,181,655	—
Harbor Cap Appreciation Inst	27,438,253	—
American Funds—Euro Pacific Growth Fund	19,727,360	24,285,989
Growth Fund of America Fund	—	31,224,971
Vanguard 500 Index Fund	—	38,805,697

* Reported at contract value

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Year Ended December 31, 2011	Net Realized and Unrealized Depreciation in Fair Value of Investments
Common Stock	$(3,305,901)
Mutual Funds	(8,484,332)

$(11,790,233)

In addition to the standard investment options of the Plan, brokerage accounts are available to Plan participants through TD Ameritrade Retirement Services, and are comprised of various investments made at the sole direction of the Plan participants. Interest and dividend income of $198,818 and net realized and unrealized losses of $399,519 associated with the brokerage accounts are reflected within the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. In accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets or liabilities.

Level 2 – Fair value is based on inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g. interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Fair value is based on unobservable inputs for the assets or liability (i.e. supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.

The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued based on quoted active market prices and are classified within Level 1 of the valuation hierarchy. The Plan held interests in a Stable Value Fund, which consists of an investment in the Anchor Account, which is not traded in an active market, and is valued at the net asset value per share of the fund and is classified within Level 2 of the valuation hierarchy. The fair value of the Anchor Account is based on various valuation approaches dependent on the underlying investments in the contract. The Plan also holds other assets not measured at fair value on a recurring basis, including participant notes receivables. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the use of interest rates that approximate market rates for instruments of similar maturity.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2011
	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Mutual Funds
Large-cap domestic equity funds	$88,097,346	—	—	$88,097,346
Mid-cap domestic equity funds	11,515,077	—	—	11,515,077
Small-cap domestic equity funds	10,266,915	—	—	10,266,915
Retirement aged-based balanced funds	37,016,638	—	—	37,016,638
Bond funds	32,476,851	—	—	32,476,851
International equity funds	19,727,360	—	—	19,727,360

Total Mutual Funds	199,100,187	—	—	199,100,187
Common stock – domestic	61,724,133	—	—	61,724,133
Short-term investments	1,364,225	—	—	1,364,225
Pooled separate account—Stable value fund	—	$76,307,216	—	76,307,216

Total assets at fair value	$262,188,545	$76,307,216	$—	$338,495,761

	Assets at Fair Value as of December 31, 2010
	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Mutual Funds
Large-cap domestic equity funds	$93,488,617	—	—	$93,488,617
Mid-cap domestic equity funds	12,192,189	—	—	12,192,189
Small-cap domestic equity funds	11,682,621	—	—	11,682,621
Retirement aged-based balanced funds	33,915,533	—	—	33,915,533
Bond funds	31,096,548	—	—	31,096,548
International equity funds	24,285,989	—	—	24,285,989

Total Mutual Funds	206,661,497	—	—	206,661,497
Common stock – domestic	64,379,618	—	—	64,379,618
Short-term investments	1,859,663	—	—	1,859,663
Pooled separate account—Stable value fund	—	$67,247,198	—	67,247,198

Total assets at fair value	$272,900,778	$67,247,198	$—	$340,147,976

The Plan’s policy is to recognize transfers in and out of the fair value hierarchy as of the beginning of the period for which the transfer occurred. There were no significant transfers between levels of the fair value hierarchy during 2011 and 2010.

Investments in Entities that Calculate Net Asset Value Per Share

The Anchor Account is invested in high-quality fixed-income securities. It seeks to provide a low-risk stable investment, offering competitive yields and limited volatility, with guarantee of principal and accumulated interest.

The average yield was approximately 3.17% and 2.67% in 2011 and 2010, respectively. The average yield of the fund with an adjustment to reflect the actual interest rate credited to participants in the fund was 2.67% and 2.16% for 2011 and 2010, respectively. The crediting interest rate for these investment contracts is reset daily by the issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals and transfers resulting from certain events, including employer initiated events may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable. Further, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Party Transactions

The Plan holds units of a pooled separate account fund managed by New York Life Insurance Company, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated June 7, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2011 and 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$349,830,942	$351,155,934
Less:
Contributions receivable	(229,026)	(264,182)
Adjustment from fair value to contract value for fully benefit-responsive contracts	(794,144)	(775,458)

Net assets available for benefits per the Form 5500	$348,807,772	$350,116,294

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to net income per Form 5500 for the year ended December 31, 2011:

December 31, 2011
Net decrease in net assets per the financial statements	$(1,324,992)
Adjustment to report stable value fund at fair value	(18,686)
Contributions receivable	35,156

Net income per Form 5500	$(1,308,522)

PolyOne Retirement Savings Plan

EIN: 34-1730488 Plan Number: 001

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year)

Year Ended December 31, 2011

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value
PolyOne Stock Fund:
Mainstay Cash Reserves Fund I	1,198,285 units		$1,355,478
PolyOne Corporation *	3,929,812 shares		45,389,329
Dow Chemical Stock Fund:
Mainstay Cash Reserves Fund I	6,385 units		8,747
Dow Chemical Company	9,449 shares		271,753
Pooled Separate Account:
New York Life Insurance Anchor Account I *	76,307,216 units		76,307,216
Mutual Funds:
PIMCO Total Return Fund (Admin)	2,927,588 units		31,822,882
PIMCO All Asset Fund (Inst)	56,670 units		653,969
American Funds—Euro Pacific Growth Fund R5	562,193 units		19,727,360
American Funds—Washington Mutual Investors Fund R5	399,679 units		11,342,893
Mainstay MAP Fund I	393,723 units		12,134,545
Perkins Mid Cap Value Fund (I)	570,618 units		11,515,077
Vanguard Institutional Index (Inst)	323,206 units		37,181,655
Invesco Small Cap Growth Fund A	370,513 units		10,266,915
Harbor Cap Appreciation Inst	743,584 units		27,438,253
T Rowe Price Balanced Fund	873,561 units		16,545,248
T Rowe Price Retirement Income	45,628 units		590,877
T Rowe Price Retirement 2005	33,956 units		379,630
T Rowe Price Retirement 2010	36322 units		545,550
T Rowe Price Retirement 2015	113,512 units		1,314,465
T Rowe Price Retirement 2020	251,935 units		4,008,279
T Rowe Price Retirement 2025	343,050 units		3,972,523
T Rowe Price Retirement 2030	216,224 units		3,576,347
T Rowe Price Retirement 2035	225,128 units		2,624,996
T Rowe Price Retirement 2040	99,193 units		1,643,624
T Rowe Price Retirement 2045	59,899 units		660,688
T Rowe Price Retirement 2050	63,575 units		588,073
T Rowe Price Retirement 2055	61,963 units		566,338
Brokerage Account	Various investments		16,063,051
Participant loans*	At interest rates ranging from 4.25% to 10.5%		10,312,011

			$348,807,772

*	Indicates party-in-interest to the Plan.
**	Not required

PolyOne Retirement Savings Plan

EIN: 34-1730488 Plan Number: 001

Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions

Year Ended December 31, 2011

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
✓	$—	$—	$—	$514,412